

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2017

Jim Schutz
Chief Executive Officer
Sonoma Pharmaceuticals, Inc.
1129 N. McDowell Blvd.
Petaluma, California 94954

   Re: Sonoma Pharmaceuticals, Inc.
       Registration Statement on Form S-3
       Filed November 9, 2017
       File No. 333-221477

Dear Mr. Schutz:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at (202) 551-6761 with any questions.

                                                   Division of Corporation Finance
                                                   Office of Healthcare & Insurance

cc: Amy Trombly